UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TCW DIRECT LENDING LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Meredith S. Jackson

Executive Vice President and General Counsel

The TCW Group, Inc.

865 S. Figueroa Street

Los Angeles, CA 90017

(213) 244-0000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Adrian Rae Leipsic, Esq.

Adam E. Fleisher, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,183,756,868.00	$147,377.73

*	Calculated solely for purposes of calculating the filing fee. This amount is based upon the aggregate maximum net asset value of Units being exchanged.
**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $147,377.73	Filing Party: TCW Direct Lending LLC
Form or Registration No.: Schedule TO	Date Filed: May 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “Commission”) by TCW Direct Lending LLC (“Direct Lending”), a Delaware limited liability company that is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), on May 21, 2018, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Direct Lending with the Commission on May 31, 2018 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Direct Lending with the Commission on June 8, 2018 (as so amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer to exchange outstanding common limited liability company units of Direct Lending that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer (the “Exchange Offer”) for an equivalent number of shares of common stock of TCW Middle Market Lending Opportunities BDC, Inc., a Delaware corporation and wholly owned subsidiary of Direct Lending that will operate as a closed-end, non-diversified management investment company and will elect to be regulated as a BDC under the 1940 Act, upon the terms and subject to the conditions set forth in the offer to exchange dated May 21, 2018 (the “Offer to Exchange”), the related subscription agreement (the “Subscription Agreement”) and in the related letter of transmittal and instructions thereto (the “Letter of Transmittal”).

This Amendment No. 3 to the Schedule TO should be read in conjunction with the Schedule TO, the Offer to Exchange, the Subscription Agreement and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

This Amendment No. 3 amends and supplements the Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended hereby to the extent specifically provided herein, all terms of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(B)	Form of Email to Unitholders, dated June 15, 2018

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2018

TCW DIRECT LENDING LLC

By:	/s/ JAMES KRAUSE
Name:	James Krause
Title:	Chief Financial Officer